1 North Brentwood Boulevard	Phone: 314.854.8000
15th Floor	Fax: 314.854.8003
St. Louis, Missouri 63105
www.Belden.com

October 30, 2024

Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Ms. Heather Clark

Re: Belden Inc.
Form 10-K for the Year Ended December 31, 2023
Form 8-K furnished August 1, 2024
File No. 001-12561

Dear Ms. Clark:

In this letter, we have included Belden’s responses to the comment letter of the Staff of the Division of Corporation Finance Disclosure Review Program of the Securities and Exchange Commission dated October 22, 2024. Set forth below is the Staff’s comment, in bold, together with our response. All references to page numbers in this letter correspond to pagination in the filings referenced above.

Form 10-K for the Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

1.We note your use of the term “Adjusted Revenues” on page 27 and 28. In light of the fact that it appears this amount represents GAAP revenues only, please revise future filings to delete any references to the term “Adjusted Revenues.”

Response:

As noted, Adjusted Revenues represent GAAP revenues. We had already revised our 2024 Form 10-Q filings to remove the term Adjusted Revenues. We will also remove this term from our future Form 10-K filings.

Form 8-K furnished August 1, 2024
Exhibit 99.1
Operating Segment Information, page 4

2.    Although we note that "Segment EBITDA" at the segment level represents a permissible measure under ASC 280, please note that the measure when presented as a total segment measure outside of the notes to the financial statements, represents a non-GAAP measure. Accordingly, if you continue to present such measure outside of your consolidated financial statements, please label it as a non-GAAP financial measure and ensure that your presentation and disclosures comply with non-GAAP rules, including Item 10(e)(1)(i) of Regulation S-K and the Non-GAAP C&DI's. In this regard, please note that reconciliations of non-GAAP financial measures should begin with the comparable GAAP measure and reconcile to the non-GAAP measure. Please revise future filings accordingly.

Securities and Exchange Commission
October 30, 2024

Response:

We note that Total Segment EBITDA at the consolidated level is considered a non-GAAP measure if presented outside of the notes to the financial statements. We intend to revise future filings to remove all references to Total Segment EBITDA other than as required in the notes to the financial statements in accordance with ASC 280. Outside of the notes to the financial statements, our presentation of segment profit or loss will only include Segment EBITDA at the individual segment level, which is not considered a non-GAAP measure.

* * * * *

In connection with responding to your comments, we acknowledge that:

•We are responsible for the adequacy and accuracy of the disclosure in the filing;

•Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to any of the foregoing, please feel free to contact me at jeremy.parks@belden.com, or Doug Zink, Vice President and Chief Accounting Officer, at 314-854-8025 or via email at doug.zink@belden.com.

Sincerely,

/s/ Jeremy Parks_______________________
Jeremy Parks
Senior Vice President, Finance, and Chief Financial Officer